January 18, 2024

Securities and Exchange Commission

Washington, D.C.

20549

Attention: John Coleman

Dear Mr. Coleman:

Re:  Wolverine Resources Corp. (the "Company")- File No. 000-53767

We acknowledge receipt of your letter dated January 9, 2024 and respond as follows.

The Company has filed a 10-K/A which has been amended as follows:

1. A property map has been added for the Cache River Property pursuant to Item 1303(b)(1) of Regulation S-K.

2. Summary property disclosure on the Cache River Property has been added pursuant to Item 1303(b)(2) of Regulation S-K.

3. Internal controls disclosure has been added for the Frog Property and Cache River Property pursuant to Item 1305 of Regulation S-K.

Yours truly,

"Richard Haderer"

Richard Haderer

CFO

(403) 275-4461

pubco@telus.net